23002534

SEC Mail Processing

FEB 27 2023

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49140

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HMC Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert M. Spiller, SVP & CAO	205-987-5664	bspiller@harbert.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Rd. #200	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

May 17, 2005	PCAOB# 2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert M. Spiller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HMC Investments, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE L. ALFANO NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature: *[signature]*

Title: SVP & CAO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HMC Investments, Inc.

Statement of Financial Position
Pursuant to SEC Rule 17a-5
December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

HMC Investments, Inc.
Index
December 31, 2022

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-6

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
HMC Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HMC Investments, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HMC Investments, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HMC Investments, Inc.'s management. Our responsibility is to express an opinion on HMC Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HMC Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as HMC Investments, Inc.'s auditor since 2014.

Birmingham, AL

February 24, 2023

HMC Investments, Inc.
Statement of Financial Condition
December 31, 2022

Assets		
Cash and cash equivalents, including restricted cash	$	3,627,416
Accounts receivable from affiliates		9,658
Accounts receivable from parent		175,859
Prepaid assets		99,326
Deferred income taxes, net		358,941
State tax receivable		60
Fixed assets, net		20,742
Total assets	$	4,292,002
Liabilities and Stockholder's Equity		
Accounts payable	$	5,378
Accounts payable to related parties		150
Accrued liabilities		2,937,573
Total liabilities		2,943,101
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		164,000
Retained earnings		1,183,901
		1,348,901
Total liabilities and stockholder's equity	$	4,292,002

The accompanying notes are an integral part of this statement of financial condition.

1. General

HMC Investments, Inc. (the Corporation), a wholly owned subsidiary of Harbert Management Corporation (HMC) (parent), was incorporated on February 1, 1996, for the purpose of being a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Corporation was established primarily to assist HMC and its affiliates in the marketing of HMC sponsored unregistered investment funds under Regulation D and serving as an "in-house" placement agent in the United States for interests in investment funds. The Corporation relied on Footnote 74 of the SEC Release No. 34-70073 for the year ended December 31, 2022. The Corporation does not hold customer monies or securities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Corporation:

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are presented under the accrual basis of accounting.

Cash
The Corporation considers cash and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022, the Corporation does not hold any such debt instruments.

Restricted Cash
Restricted cash represents funds held on deposit with FINRA. The funds will be used for future costs associated with maintaining the Corporation's FINRA license.

Dividends Paid
During the year ended December 31, 2022, the Corporation declared and paid a dividend to HMC from available capital of the Corporation.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method. Computers and equipment and furniture and fixtures are depreciated over their estimated useful lives, which range from 3 to 7 years. Leasehold improvements are amortized over their estimated useful life, or the remaining lease term, whichever is shorter. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Accounting for Income Taxes
The Corporation is included in the consolidated federal and certain state income tax returns of its parent, HMC. The consolidated income taxes are allocated to the Corporation under a Tax Allocation Agreement based on its contribution to the consolidated tax provision or benefit. If the Corporation generates a current net operating loss, or if members of the consolidated group utilize any of the Corporation's net operating loss carryforwards, a credit is allowed for the tax benefit of the portion of the loss which is utilized to offset taxable income of other members of the consolidated group. Current federal and states of Alabama, California, and New York tax provisions and benefits, if any, are settled through the intercompany account with HMC.

The Corporation accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740-10-05, *Accounting for Income Taxes*. Under ASC 740-10-05, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax provision for the period and the change during the period in deferred tax assets and liabilities.

The Corporation evaluates its tax positions and establishes assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. The Corporation reviews these tax uncertainties in light of changing facts and circumstances and adjusts them accordingly. The Corporation does not believe it has any significant uncertain tax positions as of December 31, 2022.

Compensated Absences

The Corporation's employees accumulate vacation and sick leave at varying rates depending upon their years of continuous service, subject to maximum limitations. Upon termination of employment, employees are paid all unused accrued vacation. Included in accrued liabilities on the statement of financial condition is an accrual of approximately $140,000 as of December 31, 2022 for accrued vacation pay. No such accrual is recognized for sick leave benefits because no terminal cash benefit is available to employees for accumulated sick leave.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains cash accounts with one large financial institution. At times, such amounts may exceed the Federal Deposit Insurance Corporation insured limit of $250,000. The Corporation believes that no significant concentration of credit risk exists with respect to its cash accounts. The Corporation has not and does not expect to experience any loss regarding these cash accounts.

Commitments and Contingencies

The Corporation, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Corporation.

Subsequent Events

Subsequent events have been evaluated through February 24, 2023, which represents the date that these financials were available to be issued.

Accounts Receivable from Affiliates

As of December 31, 2022, the Corporation's accounts receivable consists of amounts due from related parties and are fully collectible.

3. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Corporation had net capital of $678,449 which was $482,242 in excess of the minimum requirement of $196,207.

4. Placement Agent and Shared Services Agreements

The Corporation acts as the placement agent for the private placement of interests of the investment funds to qualified investors under an agreement with affiliated entities HFA and various HMC sponsored unregistered investment funds under Regulation D. In consideration for the services provided by the Corporation, HFA pays the Corporation an annual fee as outlined in the agreement. The agreement will continue in effect for successive one year periods unless the Corporation or HFA terminate the agreement upon providing a 45 day written notice to other parties (ie. investment funds) to the agreement.

Effective June 1, 2008, the Corporation entered into a shared services agreement with HMC. This agreement, amended on August 4, 2008, and June 1, 2009, allows for HMC to provide certain administrative services to the Corporation and the Corporation will reimburse HMC for the estimated value of these services.

5. Income Taxes

Deferred tax assets and liabilities relate to differences between the tax basis and financial reporting amounts of property and equipment, and accrued liabilities.

The Corporation reduces its deferred income tax assets by a valuation allowance, if any, if, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. Management has concluded that it is more likely than not that its deferred tax assets are realizable, and therefore, no valuation allowance has been recorded.

The components of deferred income taxes, net, recognized as of December 31, 2022 are as follows:

Deferred tax assets	
Accrued vacation	$ 35,251
Salaries and wages	328,646
Total deferred tax assets	363,897
Deferred tax liabilities	
Basis differences of property & equipment	(4,956)
Total deferred tax liabilities	(4,956)
Deferred income taxes, net	$ 358,941

6. Fixed Assets

Fixed assets consist of the following as of December 31, 2022:

Computers and equipment	$ 211,030
Furniture and fixtures	79,382
	290,412
Less: Accumulated depreciation and amortization	(269,670)
	$ 20,742

7. Related Party Transactions

The Corporation has a facilities agreement with HMC and incurs office rent expense related to various operating leases under this agreement. HMC is obligated under the terms of the various leases until 2028. The Corporation's portion of the rent expense is at the discretion of HMC.

HMC leases certain property and office space under an operating lease agreement in Atlanta, GA. This office space is primarily used by the Corporation's employees, and therefore, the Corporation incurs its share of the related office rent expense.

See Note 4 for disclosures regarding other agreements with affiliated entities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49140

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HMC Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert M. Spiller, SVP & CAO	205-987-5664	bspiller@harbert.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Rd. #200	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

May 17, 2005	PCAOB# 2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Spiller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HMC Investments, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE L. ALFANO NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature: Robert M. Spiller

Title: SVP & CAO

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HMC Investments, Inc.

Statement of Financial Position
Pursuant to SEC Rule 17a-5
December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

HMC Investments, Inc.
Index
December 31, 2022

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-6

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
HMC Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HMC Investments, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HMC Investments, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HMC Investments, Inc.'s management. Our responsibility is to express an opinion on HMC Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HMC Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as HMC Investments, Inc.'s auditor since 2014.

Birmingham, AL

February 24, 2023

HMC Investments, Inc.
Statement of Financial Condition
December 31, 2022

Assets		
Cash and cash equivalents, including restricted cash	$	3,627,416
Accounts receivable from affiliates		9,658
Accounts receivable from parent		175,859
Prepaid assets		99,326
Deferred income taxes, net		358,941
State tax receivable		60
Fixed assets, net		20,742
Total assets	$	4,292,002
Liabilities and Stockholder's Equity		
Accounts payable	$	5,378
Accounts payable to related parties		150
Accrued liabilities		2,937,573
Total liabilities		2,943,101
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		164,000
Retained earnings		1,183,901
		1,348,901
Total liabilities and stockholder's equity	$	4,292,002

The accompanying notes are an integral part of this statement of financial condition.

1. General

HMC Investments, Inc. (the Corporation), a wholly owned subsidiary of Harbert Management Corporation (HMC) (parent), was incorporated on February 1, 1996, for the purpose of being a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Corporation was established primarily to assist HMC and its affiliates in the marketing of HMC sponsored unregistered investment funds under Regulation D and serving as an "in-house" placement agent in the United States for interests in investment funds. The Corporation relied on Footnote 74 of the SEC Release No. 34-70073 for the year ended December 31, 2022. The Corporation does not hold customer monies or securities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Corporation:

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are presented under the accrual basis of accounting.

Cash
The Corporation considers cash and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022, the Corporation does not hold any such debt instruments.

Restricted Cash
Restricted cash represents funds held on deposit with FINRA. The funds will be used for future costs associated with maintaining the Corporation's FINRA license.

Dividends Paid
During the year ended December 31, 2022, the Corporation declared and paid a dividend to HMC from available capital of the Corporation.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method. Computers and equipment and furniture and fixtures are depreciated over their estimated useful lives, which range from 3 to 7 years. Leasehold improvements are amortized over their estimated useful life, or the remaining lease term, whichever is shorter. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Accounting for Income Taxes
The Corporation is included in the consolidated federal and certain state income tax returns of its parent, HMC. The consolidated income taxes are allocated to the Corporation under a Tax Allocation Agreement based on its contribution to the consolidated tax provision or benefit. If the Corporation generates a current net operating loss, or if members of the consolidated group utilize any of the Corporation's net operating loss carryforwards, a credit is allowed for the tax benefit of the portion of the loss which is utilized to offset taxable income of other members of the consolidated group. Current federal and states of Alabama, California, and New York tax provisions and benefits, if any, are settled through the intercompany account with HMC.

The Corporation accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740-10-05, *Accounting for Income Taxes.* Under ASC 740-10-05, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax provision for the period and the change during the period in deferred tax assets and liabilities.

The Corporation evaluates its tax positions and establishes assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. The Corporation reviews these tax uncertainties in light of changing facts and circumstances and adjusts them accordingly. The Corporation does not believe it has any significant uncertain tax positions as of December 31, 2022.

Compensated Absences
The Corporation's employees accumulate vacation and sick leave at varying rates depending upon their years of continuous service, subject to maximum limitations. Upon termination of employment, employees are paid all unused accrued vacation. Included in accrued liabilities on the statement of financial condition is an accrual of approximately $140,000 as of December 31, 2022 for accrued vacation pay. No such accrual is recognized for sick leave benefits because no terminal cash benefit is available to employees for accumulated sick leave.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Corporation maintains cash accounts with one large financial institution. At times, such amounts may exceed the Federal Deposit Insurance Corporation insured limit of $250,000. The Corporation believes that no significant concentration of credit risk exists with respect to its cash accounts. The Corporation has not and does not expect to experience any loss regarding these cash accounts.

Commitments and Contingencies
The Corporation, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Corporation.

Subsequent Events
Subsequent events have been evaluated through February 24, 2023, which represents the date that these financials were available to be issued.

Accounts Receivable from Affiliates
As of December 31, 2022, the Corporation's accounts receivable consists of amounts due from related parties and are fully collectible.

3. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Corporation had net capital of $678,449 which was $482,242 in excess of the minimum requirement of $196,207.

4. Placement Agent and Shared Services Agreements

The Corporation acts as the placement agent for the private placement of interests of the investment funds to qualified investors under an agreement with affiliated entities HFA and various HMC sponsored unregistered investment funds under Regulation D. In consideration for the services provided by the Corporation, HFA pays the Corporation an annual fee as outlined in the agreement. The agreement will continue in effect for successive one year periods unless the Corporation or HFA terminate the agreement upon providing a 45 day written notice to other parties (ie. investment funds) to the agreement.

Effective June 1, 2008, the Corporation entered into a shared services agreement with HMC. This agreement, amended on August 4, 2008, and June 1, 2009, allows for HMC to provide certain administrative services to the Corporation and the Corporation will reimburse HMC for the estimated value of these services.

5. Income Taxes

Deferred tax assets and liabilities relate to differences between the tax basis and financial reporting amounts of property and equipment, and accrued liabilities.

The Corporation reduces its deferred income tax assets by a valuation allowance, if any, if, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. Management has concluded that it is more likely than not that its deferred tax assets are realizable, and therefore, no valuation allowance has been recorded.

The components of deferred income taxes, net, recognized as of December 31, 2022 are as follows:

Deferred tax assets		
Accrued vacation	$	35,251
Salaries and wages		328,646
Total deferred tax assets		363,897
Deferred tax liabilities		
Basis differences of property & equipment		(4,956)
Total deferred tax liabilities		(4,956)
Deferred income taxes, net	$	358,941

6. Fixed Assets

Fixed assets consist of the following as of December 31, 2022:

Computers and equipment	$	211,030
Furniture and fixtures		79,382
		290,412
Less: Accumulated depreciation and amortization		(269,670)
	$	20,742

7. Related Party Transactions

The Corporation has a facilities agreement with HMC and incurs office rent expense related to various operating leases under this agreement. HMC is obligated under the terms of the various leases until 2028. The Corporation's portion of the rent expense is at the discretion of HMC.

HMC leases certain property and office space under an operating lease agreement in Atlanta, GA. This office space is primarily used by the Corporation's employees, and therefore, the Corporation incurs its share of the related office rent expense.

See Note 4 for disclosures regarding other agreements with affiliated entities.